UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC  20549

                           SCHEDULE 13G

              UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. 1)*

                     CompX International Inc.
__________________________________________________________________
                           (Name of Issuer)

                              Common
__________________________________________________________________
                     (Title of Class of Securities)

                              20563P101
__________________________________________________________________
                          (CUSIP Number)


                          December 31, 1999
__________________________________________________________________
        (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                             Page 1 of 5 Pages

CUSIP No. 20563P101         13G
__________________________________________________________________
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MassMutual Institutional Funds -
         MassMutual Small Cap Value Equity Fund

         04-3420558
__________________________________________________________________
2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                    (A)  _______

                                    (B)  __x____
__________________________________________________________________
3.       SEC USE ONLY

__________________________________________________________________
4.       CITIZENSHIP OF PLACE OF ORGANIZATION

         Commonwealth of Massachusetts
__________________________________________________________________
                    5.        SOLE VOTING POWER: 446,300
NUMBER OF SHARES
                    ______________________________________________
BENEFICIALLY        6.        SHARED VOTING POWER: not applicable
OWNED BY EACH
                    ______________________________________________
REPORTING           7.        SOLE DISPOSITIVE POWER: 446,300
PERSON WITH
                    ______________________________________________
                    8.        SHARED DISPOSITIVE POWER: not applicable
__________________________________________________________________
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                           446,300
__________________________________________________________________
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES *
                         Not applicable
__________________________________________________________________
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                            7.2%
__________________________________________________________________
12.       TYPE OF REPORTING PERSON *

           OO (Mutual Fund)
__________________________________________________________________

SEE INSTRUCTION BEFORE FILLING OUT!


                                             Page 2 of 5 Pages

ITEM 1(a).  Name of Issuer: CompX International Inc.

ITEM 1(b).  Address of Issuer's Principal Executive Offices:

            16825 Northchase Drive
            Suite 1200
            Houston, Texas  77060

ITEM 2(a).  Name of Person Filing:

            This statement is filed on behalf of the MassMutual
            Institutional Funds - MassMutual Small Cap
            Value Equity Fund by Massachusetts Mutual Life
            Insurance Company as Investment Manager of the "Fund."

ITEM 2(b).  Address of Principal Business Office:

            MASSMUTUAL INSTITUTIONAL FUNDS
            1295 State Street
            Springfield, Massachusetts  01111

ITEM 2(c).  Citizenship

            MASSMUTUAL INSTITUTIONAL FUNDS is
            organized under the laws of the Commonwealth of Massachusetts

ITEM 2(d).  Title of Class of Securities: Class A  Common Stock

ITEM 2(e).  CUSIP NUMBER:20563P101

ITEM 3. This statement is filed pursuant to Rule 13d-1(b) by MassMutual Life Insurance Company an insurance company as defined in Section 3(a)(19), as investment advisor to the MassMutual
            Institutional Funds, an open-end mutual fund.

ITEM 4.     Ownership:

            This statement if filed to report information as of December 31, 1999.

            (a)  Amount Beneficially Owned:

            MassMutual Institutional Funds - MassMutual Small
            Cap Value Equity Fund owns 446,300
            shares of Class A Common Stock

            Total shares of common stock owned directly and indirectly: 446,300


                                               Page 3 of 5 Pages

            The filing of this statement shall not be construed as an admission that the MassMutual Institutional Funds are for the purposes of sections 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any common stock of the issuer.

            (b)  Percent of Class:

            Percentage of ownership is calculated as follows:

            446,300(shares held) / 6,147,000 (shares outstanding)
            = 7.2%

            (c)  Powers:

            MassMutual Institutional Funds - MassMutual Small
            Cap Value Equity Fund has the sole power to vote or dispose of 446,300 shares of common stock.

ITEM 5.     Ownership of Five Percent or Less of a Class:

            Not applicable

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person:

            Not applicable

ITEM 7.     Identification and Classification of the
            Subsidiary Which Acquired the Security Being
            Reported on by the Parent Holding Company:

            Not applicable

ITEM 8. Identification and Classification of Members of the Group:

            Not applicable


ITEM 9.     Notice of Dissolution of the Group:

            Not applicable

                                               Page 4 of 5 Pages

ITEM 10.    Certification:

            By signing below, MASSMUTUAL INSTITUTIONAL FUNDS -
            MassMutual Small Cap Value Equity Fund
            certifies to the best of its     knowledge and belief,
            the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            After reasonable inquiry and to the best of our knowledge and belief, MassMutual Institution Funds -
            MassMutual Small Cap Value Equity Fund
            certifies that the information set forth in this statement is true, complete and correct.


 February 7, 2000
_____________________
     Date

MASSMUTUAL INSTITUTIONAL FUNDS
MassMutual Small Cap Value Equity Fund

By:  /signature/



_________________________
J. Spencer Williams
Chief Financial Officer








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